RALLY

Bill of Sale

As of January 14, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#85MJPROMO
Description:	1985 Nike Promo Michael Jordan Bulls RC Rookie graded PSA 10
Total Acquisition Cost:	$ 22,500.00
Consideration: Cash (%) Equity (%) Total	$ 22,500.00 (100%) $ 0 (0%) $ 22,500.00 (100%)